Exhibit 2.1
ASSET PURCHASE AGREEMENT
THIS AGREEMENT is made and entered into as of the 1st day of April 2009, by and among ACCESSIBLE HEALTHCARE SERVICES, INC., d/b/a ACCESSIBLE HOME HEALTH CARE, a Florida corporation (hereinafter referred to as “Seller”), and VALIANT HEALTHCARE, INC., a Delaware corporation (hereinafter referred to as “Purchaser”).
WHEREAS, Seller is engaged in the business of marketing and selling franchises for the operation of home health care (medical and non-medical) businesses under the name “Accessible Home Health Care” (the “Business”); and
WHEREAS, Purchaser desires to purchase from Seller and Seller desires to sell to Purchaser substantially all of the assets, property, rights, and claims of the Business as a going concern on the terms and conditions set forth herein;
NOW THEREFORE IN CONSIDERATION of their mutual promises and agreements and the covenants and representations contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE I
PURCHASE AND SALE OF ASSETS
1.1 The Transaction. At Closing, Seller shall sell, transfer, assign and deliver to Purchaser, and Purchaser shall purchase, accept, assume and receive, all rights, title and interest in, to or arising from the Business from and after the Closing Date, including the Purchased Assets.
1.2 Purchased Assets. The “Purchased Assets” are all of the assets, properties and rights as used in, relating to or arising from the conduct of the Business other than the Excluded Assets (as defined below) including the following:
(a) All office furnishings, display racks, shelves, decorations, equipment, telephone and telecopy numbers, fixtures and supplies used in the Business;
(b) All leaseholds, leasehold improvements, fixtures, and other appurtenances in the leased premises at 210 N. University Drive, Suite 806, Coral Springs, Florida 33071 (the “Premises”).
(c) All inventory located at the Premises or in transit to the Premises, if any.
(d) All customer files, all lists of customers, suppliers and vendors, all rights and claims under customer contracts, orders, service agreements, purchase orders, and other similar commitments, if any;

(e) Any and all documents and records relating to the Purchased Assets or the operations or products of the Business (including historical costing and pricing data), and employment and personnel records for any employees of the Business who are retained by the Purchaser;
(f) Rights under contracts, licenses, instruments or other agreements relating to the Business, if any, including, without limitation, those certain franchise agreements with all of the franchisees of Seller and listed on Schedule 1.2 attached hereto and incorporated by reference herein (collectively, the “Franchise Agreements”) and that certain lease and any amendments for the Premises with Coneca Properties, Ltd. (the “Lease”);
(g) All information systems, programs, software, websites, URLs domain names and documentation thereof which are used or intended to be used in the conduct of the Business;
(h) All permits, licenses, franchises, product registrations, filings, authorizations, approvals, and indicia of authority, if any, that are transferable to conduct the operations of the Business;
(i) All other assets, properties, rights, and claims related to the operation of the Business which arise in or from the conduct thereof;
(j) Accounts Receivable existing as of the Closing Date, including, but not limited to, amounts due and valid claims against students of the Business for goods or services delivered or rendered or goods to be delivered or rendered in the ordinary course of business;
(k) Cash, cash equivalents and marketable securities; and
(l) Contracts of insurance for employee group medical, dental and life insurance plans, if any.

1.3 Excluded Assets. The following assets (the “Excluded Assets”) shall not be sold or transferred to Purchaser:
(a) Any interdivisional, intracompany or affiliate receivable, advances or indebtedness;
(b) Corporate accounting journals and corporate books of account that comprise Seller’s permanent accounting or tax records;
(c) Prepaid expenses not assignable to or assumable by Purchaser;
(d) Refunds pertaining to income tax obligations of the Seller;
(e) Corporate minute books and records of Seller;
(f) Any reserve related to any liability or obligation excluded pursuant to Section 1.5 hereof;
(g) All health care related assets that are not related to franchise operations both domestically and internationally and/or are not related to Seller’s doing business as Accessible Home Health Care; and
(h) Any assets identified on Schedule 1.3 attached hereto.
1.4 Assumed Liabilities. Except as provided on Schedule 1.4 hereof, Purchaser shall not assume and shall not be liable or responsible for any debt, obligation, or liability of the Business, Seller, or any affiliate of Seller, or any claim against any of the foregoing, of any kind, whether known or unknown, contingent, absolute, or otherwise. Seller shall forever defend, indemnify and hold harmless Purchaser from and against any and all liabilities and obligations, losses, claims, damages (including incidental and consequential damages), costs and expenses (including court costs and reasonable attorneys’ fees), related to or arising from Seller’s failure to fully perform and discharge any of its liabilities. Seller further agrees to pay and discharge all the liabilities included in its balance sheet as of December 31, 2008 as they come due.
ARTICLE II
CONSIDERATION FOR TRANSFER
2.1 Purchase Price. The purchase price (“Purchase Price”) for the Business shall consist of 10,950,000 shares of Purchaser’s $.0001 par value common stock.
2.2 Payment of Purchase Price. At Closing (as defined herein), the Purchase Price shall be paid by delivery to Seller of a stock certificate executed by the appropriate officers of Purchaser.
2.3 Allocation of Consideration. The consideration for the Business and Purchased Assets shall be allocated by Purchaser and Seller as mutually agreed at Closing. Such allocation shall be used for all purposes, including preparation and filing of Internal Revenue Service Form 8594.

ARTICLE III
THE CLOSING AND TRANSFER OF ASSETS
3.1 Closing. The transfer of assets contemplated by this Agreement (the “Closing”), shall occur at the offices of Seller, 210 N. University Drive, Suite 806, Coral Springs, Florida 33071, simultaneous with the execution of this Agreement (the “Closing Date”).
3.2 Deliveries by Purchaser. At Closing, Purchaser shall deliver the following:
(a) the Purchase Price in the form of a stock certificate;
(b) if necessary, an assumption agreement for any assumed liabilities; and
(c) Such other instruments or documents as may be reasonably necessary to carry out the transactions contemplated hereby.
3.3 Deliveries by Seller. At Closing, Seller shall deliver the following:
(a) a Bill of Sale transferring title to the tangible Purchased Assets;
(b) an assignment agreement transferring any Purchased Assets that are intellectual property and/or intangible assets; and
(c) Such other endorsements, instruments or documents as may be reasonably necessary to carry out the transactions contemplated hereby.
Purchaser acknowledges that in order to expedite the Closing, it may not be possible to obtain consents to the transfer of the Lease prior to Closing. While Seller shall use reasonable good faith efforts to obtain such consent prior to the Closing, Purchaser acknowledges and agrees that the obtaining of such consent is not a condition to Closing and, to the extent not obtained, Seller and Purchaser shall use commercially reasonable efforts to obtain such consent subsequent to Closing. Seller is making no representations or warranties regarding the ability to obtain such consent and Purchaser assumes all risk and liability in the event such consent is not obtained.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants to Purchaser as of the date hereof, as set forth below.
4.1 Authority. Seller has full legal right, power and authority, without the consent of any other person except for the consents specifically enumerated herein, to execute and deliver this Agreement and to carry out the transactions contemplated hereby. All corporate and other acts or proceedings required to be taken by Seller to authorize the execution, delivery and performance of this Agreement and all transactions contemplated hereby have been duly and properly taken.
4.2 Validity. This Agreement has been, and the documents to be delivered at Closing will be, duly executed and delivered and constitute lawful, valid and legally binding obligations of the Seller, enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or similar laws from time to time in effect which affect creditors’ rights generally, and by legal and equitable limitations on the enforceability of specific remedies (“Enforceability Exceptions”). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in the creation by Seller of any lien, charge or encumbrance of any kind on the Purchased Assets, and, except for the Lease, will not constitute a default under or a breach or result in the acceleration of any provision of (a) the Articles of Incorporation or Bylaws of Seller, (b) any contract, agreement or other instrument to which the Seller or any of the Purchased Assets is bound, (c) any order, writ, injunction, decree or judgment of any court or governmental agency binding on or affecting the Business, or (d) any law, rule or regulation applicable to the Seller, and will not restrict the ability of the Purchaser to carry on the Business. Except as specifically set forth in this Agreement, no approval, authorization, consent or other order or action of or filing with any court, administrative agency or other governmental authority is required for the execution and delivery by Seller of the transactions contemplated hereby.
4.3 Due Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, and has full power and authority and all requisite licenses, permits and franchises to own, lease and operate its assets and to carry on the Business.
4.4 Title of Purchased Assets. Seller is the sole and exclusive legal and equitable owner of all right, title and interest in, and has good title to all of the Purchased Assets. None of the Purchased Assets which Seller purports to own is subject to (i) any security interest, mortgage, pledge, lien, charge or encumbrance of any kind or character, direct or indirect, whether accrued, absolute, contingent or otherwise, except minor liens and encumbrances which do not materially detract from the value or interfere with the present use of such property and assets, or (ii) other liens, charges or encumbrances that will be released as of the Closing.

4.5 Condition of Assets. The assets utilized in the Business are being sold AS-IS, WHERE IS, without any representation or warranty as to condition or use except as expressly set forth herein. Purchaser shall be responsible for physical inspection of the assets prior to Closing and is accepting the assets in present condition, with all defects and irregularities.
4.6 Taxes. Seller has filed all required returns, declarations and reports and all information returns and statements required to be filed or sent by or with respect to taxes of any kind (including income, excise, franchise, property, value added, employment, sales and use taxes) for any period ending on or before the Closing Date (“Returns”), or filed for extensions in connection therewith. All such Returns are correct and complete in all material respects. All taxes owed by Seller have been or will be paid, or properly reserved on the books of Seller. Seller has withheld and paid (or reserved for payment) all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor or other party.
4.7 Litigation. Except as disclosed on Schedule 4.7, Seller is not engaged in or a party to or threatened with any material suit, action, charge, complaint, proceeding, investigation or legal, administrative, arbitration or other method of settling disputes or disagreements or governmental investigation, and Seller neither knows, anticipates or has notice of any basis for any such action. Neither the Seller, nor the Business nor any of the Purchased Assets is subject to any judgment, order, writ, injunction or decree of any court or any federal, state, local or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or any arbitrator.
4.8 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Seller without the intervention of any other person acting on its behalf in such manner as to give rise to any valid claim by any such person against Seller for a finder’s fee, brokerage commission or other similar payment based on an arrangement with Seller.
4.9 Entire Business. The sale of the Purchased Assets by Seller to Purchaser pursuant to this Agreement will effectively convey to Purchaser the Business and all of the tangible and intangible assets and property used by Seller in connection with the conduct of the Business as heretofore conducted by Seller (except for the Excluded Assets).
4.10 No Undisclosed Liabilities. Except as reflected or reserved against in the December 31, 2008 balance sheet of Seller, there are no liabilities against, relating to or affecting the Business or any of the Purchased Assets, other than liabilities incurred in the ordinary course of business consistent with past practice which in the aggregate are not material to the condition of the Business.
4.11 Disclaimer of Additional Representations and Warranties. Except as expressly set forth in this Agreement, Seller makes no representations or warranties with respect to the Seller or the Business, or its operations, assets (including, without limitation, Purchased Assets), liabilities, or conditions.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER
The Purchaser hereby represents and warrants to the Seller as of the date hereof, as follows:
5.1. Authority. Purchaser has full legal right, power and authority, without the consent of any other person, to execute and deliver this Agreement and to carry out the transactions contemplated hereby. All corporate and other acts or proceedings required to be taken by Purchaser to authorize the execution, delivery and performance of this Agreement and all transactions contemplated hereby have been duly properly taken.
5.2 Validity. This Agreement has been, and the documents to be delivered at Closing will be, duly executed and delivered by the Purchaser and constitute lawful, valid and legally binding obligations, of the Purchaser, enforceable in accordance with their respective terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in the creation of any lien, charge or encumbrance or the acceleration of any indebtedness or other obligation of the Purchaser and are not prohibited by, do not violate or conflict with any provision of, and do not result in a default under or a breach of (i) the Purchaser’s Certificate of Incorporation or Bylaws, (ii) any contract, agreement or other instrument to which the Purchaser is a party, (iii) any regulation, order, decree or judgment of any court or governmental agency, or (iv) any law applicable to the Purchaser. No approval, authorization, consent or other order or action of or filing with any court, administrative agency or other governmental authority is required for the execution and delivery by Purchaser of this Agreement or such other agreements and instruments or the consummation by Purchaser of the transactions contemplated hereby.
5.3. Due Organization. The Purchaser is a corporation duly organized, validity existing and in good standing under the laws of the State of Delaware, with full power and authority to own or lease its properties and to carry on the business in which it is engaged on or before the Closing.
5.4 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Purchaser without the intervention of any other person acting on its behalf in such manner as to give rise to any valid claim by any such person against Purchaser for a finder’s fee, brokerage commission or other similar payment based on an arrangement with Purchaser.

ARTICLE VI
COVENANTS OF PURCHASER
Purchaser hereby agrees to keep, perform and fully discharge the following covenants and agreements:
6.1 Records and Documents. For five (5) years following the Closing Date, Purchaser shall grant to Seller and its representatives, at Seller’s reasonable request, access to and the right to make copies of those records and documents, possession of which is transferred to Purchaser, as may be necessary or useful in connection with Seller’s business and affairs after the Closing. If during such period, Purchaser elects to dispose of such records, Purchaser shall first give Seller sixty (60) days written notice during which period Seller shall have the right to take such records.
6.2 Efforts. Purchaser shall use its commercially reasonable efforts to consummate the transactions contemplated by this Agreement, and shall not take any other action inconsistent with its obligations hereunder or which could hinder or delay the consummation of the transactions contemplated hereby.
ARTICLE VII
EMPLOYEES
7.1 Termination of Employees. Notwithstanding any other provision of this Agreement, prior to or concurrently with the Closing, Seller shall terminate all employees of the Business and shall pay to each such employee all wages owing to such employee applicable to the period prior to Closing. Prior to or concurrently with the Closing, Purchaser shall rehire all employees of Seller (“Hired Employees”), and all such Hired Employees shall become employees of Purchaser immediately upon consummation of the Closing. Purchaser agrees to hire the Hired Employees on the same terms and conditions as such Hired Employees were provided by Seller immediately prior to the Closing. Purchaser shall credit such Hired Employees with all seniority and accrued vacation earned during their employment with Seller and Purchaser shall indemnify and hold harmless Seller from any cost, liability or expenses in connection with any claims by such Hired Employees for vacation accrued during their employment with Seller.
ARTICLE VIII
SURVIVAL AND INDEMNIFICATION; POST-CLOSING OBLIGATIONS
8.1. Indemnification. The Seller, on the one hand, and Purchaser, on the other hand, shall indemnify and hold the other harmless from and against any and all loss, damage, expense (including court costs, amounts paid in settlement, judgments, reasonable attorneys’ fees or other expenses for investigating and defending), suit, action, claim, liability or obligation related to, caused by or arising from any misrepresentation, breach of warranty or failure to fulfill any covenant or agreement contained herein. Any party seeking indemnification shall give prompt written notice to the indemnifying party of the facts and circumstances giving rise to the claim. The loss, damage and expense incurred by a party shall be determined on a net after-tax basis and shall take into account any insurance proceeds received by such party.

8.2. Limitations.
(a) All representations and warranties contained in this Agreement shall terminate as of the Closing.
(b) All damages sought by an indemnified party shall be net of any insurance proceeds received by such indemnified party.
8.3 Use of Name. After the Closing, Seller shall not use, directly or indirectly, the name “Accessible Home Health Care” or any similar name.
ARTICLE IX
GENERAL PROVISIONS
9.1. Amendments and Waiver. No amendment, waiver or consent with respect to any provision of this Agreement shall in any event be effective, unless the same shall be in writing and signed by the parties hereto, and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.
9.2. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered in person or sent by registered or certified mail, postage prepaid, or by telecopy, telegram or telex as follows;

(a)	If to Seller:	Mirella Salem, President Accessible Healthcare Services, Inc. 210 N. University Drive, Suite 806 Coral Springs, FL 33071

(b)	If to Purchaser:	Steven Turner, President Valiant Healthcare, Inc. 210 N. University Drive, Suite 810 Coral Springs, FL 33071
Any party may change its address for receiving by written notice given to the others named above.
9.3. Expenses. Except as otherwise expressly provided herein, each party to this Agreement shall pay its own costs and expenses in connection with the transactions contemplated hereby. Any sales, transfer or other taxes or fees applicable to the conveyance and transfer from Seller to the Purchaser of the Business and the Purchased Assets shall be borne by Purchaser. Any fees relating to the transfer of the Lease shall be borne by Purchaser. If any action is brought by either party to enforce any provision of this Agreement, the prevailing party shall be entitled to recover court costs, arbitration expenses and reasonable attorneys’ fees. The provisions of this Section shall survive any termination of this Agreement.

9.4. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
9.5. Successors and Assigns; No Third Party Beneficiaries. This Agreement shall bind and inure to the benefit of the parties named herein and their respective successors and assigns. No provision of this Agreement shall be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement. Purchaser shall be entitled to assign its rights and duties under this Agreement with the written consent of Seller, which shall not be unreasonably withheld.
9.6. Entire Transaction. This Agreement and the documents referred to herein contain the entire understanding among the parties with respect to the transactions contemplated hereby and supersedes all other agreements, understandings and undertakings among the parties on the subject matter hereof.
9.7. Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida, and the parties hereby irrevocably and unconditionally consent and submit to the jurisdiction of State or Federal courts located in Broward County, Florida over all matters relating to this Agreement. Each party irrevocably waives any objection it may have to the venue of any action, suit or proceeding brought in such courts or to the convenience of the forum. Final judgment in any such action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any indebtedness or liability of any party therein described.
9.8. Announcements. No announcement of this Agreement or any transaction contemplated hereby shall be made by any party prior to the Closing without the written approval of the other parties hereto (which approval shall not be unreasonably withheld), except as required by law or the regulations of any securities exchange. Each party shall use its best effort to maintain the confidentiality of the terms of the purchase and sale transaction contemplated hereby, except as required by law or as necessary to protect the interest of such party hereunder.
9.9. Partial Invalidity. In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.
9.10 Time. Time is of the essence of this Agreement and with respect to the obligations to be performed by the parties under the terms of this Agreement. The parties agree that the drafting of this Agreement was a joint effort of the parties and their respective attorneys and each party waives the application of any presumption of law in its respective favor as a result of the drafting of this Agreement.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by a duly authorized officer all as of the date first written above.

SELLER:		PURCHASER:

ACCESSIBEL HEALTHCARE SERVICES, INC.		VALIANT HEALTHCARE, INC.

By:	/s/ Mirella Salem	By:	/s/ Steven Turner

	Mirella Salem		Steven Turner
	Title: President		Title: President

LIST OF SCHEDULES

Schedule 1.2	List of Franchise Agreements

Schedule 1.3	Excluded Assets

Schedule 1.4	Assumed Liabilities

Schedule 4.7	Litigation

SCHEDULE 1.2
LIST OF FRANCHISE AGREEMENTS

SCHEDULE 1.3
EXCLUDED ASSETS
None.

SCHEDULE 1.4
ASSUMED LIABILITIES
None.

SCHEDULE 4.7
LITIGATION
None.